UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington , DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK #1342645

As at November 27, 2007

FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dick Whittington
President and CEO

Date: November 27, 2007

Print the name and title of the signing officer under his signature.

      1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
www.farallonresources.com

FARALLON ANNOUNCES BOUGHT-DEAL PUBLIC OFFERING
& PRIVATE PLACEMENT FINANCING TO RAISE UP TO CDN$25 MILLION

November 27, 2007, Vancouver, BC - Farallon Resources Ltd. "Farallon" or the "Company") (TSX: FAN; OTCBB: FRLLF) is pleased to announce it has entered into an agreement with a syndicate of underwriters (the "underwriters") pursuant to which the underwriters have agreed to buy, or find substitute purchasers therefor, approximately 28,572,000 common shares ("Shares") from Farallon at a price of CDN$0.70 per Share, representing an aggregate bought-deal of CDN$20 million (the "Offering"). A separate non-brokered private placement will bring the aggregate gross proceeds to CDN$25 million.

The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date of the Offering, to acquire, at the issue price, up to an additional number of Shares that is equal to 15% of the number of Shares sold pursuant to the Offering.

A cash commission of 6% of the gross proceeds of the Offering is payable to the underwriters at closing and, if applicable, is also payable upon closing of the over-allotment option. The underwriters shall also receive that number of compensation options as is equal to 6% of the total number of Shares sold pursuant to the Offering, including Shares sold pursuant to the over-allotment option, if applicable. Each compensation option shall be exercisable for one Share at an exercise price of CDN$0.70 per Share for a period of 24 months from the closing date of the Offering.

The Company has agreed to file a short form prospectus with Canadian securities regulatory authorities to qualify the offered Shares and the compensation options for distribution in Canada.

The Company also intends to issue to a number of accredited investors, via a non-brokered private placement (the "Non-brokered Offering"), approximately 7,143,000 common shares at a price of CDN$0.70 each for gross proceeds of up to CDN$5 million.  The Non-brokered Offering is subject to an increase of up to 15%. Finder's fees of 6% are payable on the Non-brokered Offering. The two financings are not interdependent and may not be completed concurrently. Pursuant to Canadian securities legislation, the common shares issued under the Non-brokered Offering will be subject to a four month hold period from the closing date of the Non-brokered Offering.

The proceeds will be used for working capital and general corporate purposes. Closing of the two financings is targeted to be completed on or about December 18, 2007. Completion of each of the Offering and the Non-brokered Offering is subject to stock exchange approval.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States in the absence of registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale or offer of these securities in any jurisdiction unless such offer, solicitation or sale is permitted by applicable law.

Farallon is advancing the exploration and pre-development activities at the G-9 deposit at its Campo Morado Property in Guerrero State, Mexico. For further details, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address completion of financings, filing or clearance of prospectus or other offering documents future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.